Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
FOUNDATION LAID FOR NEXT GROWTH STAGE
London, 31 March 2010 - Randgold Resources last year laid the foundation for its next growth stage, says chairman Philippe Liétard in the company’s 2009 annual report published today.
Liétard says the company’s record results for 2009 – which included a 79% profit surge – had demonstrated again the effectiveness of its strategy, which was focused on the long term creation of value rather than on seizing short term gains.
“In 2009 Randgold was able to pluck some of the fruits of its past investments in the discovery and development of profitable gold projects, as well as in people and partnerships. By the same token, we believe that the work done during the past year will deliver its rewards in times to come,” he says.
“In 2009, the foundations were laid, through organic development as well as acquisition, for the next stage in the company’s growth. At this raised level, Randgold’s horizons are being broadened significantly on every front: the geographical spread of its activities; its resource base and production profile; and the reach of its ambitions.”
Liétard said Randgold believed the ideal model for successful and sustainable mining in Africa was that of a partnership between the company, its investors and the host government. The company’s results for the past year had again demonstrated how effective this approach could be.
Also in the annual report, chief executive Mark Bristow says that while 2010 will be another very challenging year for the company, it was confident of achieving the goals it had set itself.
These include boosting annual production at its Loulo complex in Mali to 400 000 ounces through the full ramp-up of the Yalea underground development; starting work on the Gara underground mine at Loulo; commissioning the new Tongon mine in Côte d’Ivoire for first production in the fourth quarter of this year; advancing the Gounkoto, Massawa and Kibali projects; and maintaining the flow of quality targets into its prospect pipeline.
Bristow notes that last year’s Moto acquisition had given Randgold a 45% stake in the Kibali project in the Democratic Republic of the Congo, which could become one of the world’s great gold mines. It has also achieved the strategic objective of extending the company’s presence into Central Africa, which it had targeted as a gold region with great potential.
“The excitement generated by the Moto/Kibali acquisition will not, however, distract us from our key strategy of organic growth through exploration success, and our primary objective is still to create value through the development of profitable mining projects,” he says.
Randgold today also announced a 69% increase in its total mineral resources and a 75% rise in attributable reserves for the year to December 2009. The company’s annual resource and reserve declaration, published as part of the annual report, shows that at the attributable level, the measured, indicated and inferred resources grew from 16.13 million ounces to 27.33 million ounces while proved and probable reserves rose from 8.87 million ounces to

15.56 million ounces. Bristow noted that with its average reserve grade now above 4 g/t (excluding Morila which is no longer an operational mine) Randgold had not only increased the size but also enhanced the quality of its asset base.
The annual report was posted to shareholders today and is available for viewing and/or downloading at www.randgoldresources.com. Once Randgold has filed its Form 20-F report for the 12 months ended 31 December 2009 with the US Securities and Exchange Commission (‘SEC’) later today, that report will also be published on the company’s website.
ENQUIRIES:

Chief executive	Financial director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
ABOUT RANDGOLD:
Randgold Resources is an African focused gold mining and exploration company with primary listings on the London Stock Exchange and Nasdaq. Major discoveries to date include the Morila deposit in southern Mali, the Yalea deposit and the Gounkoto deposit, both in western Mali, the Tongon deposit in the Côte d’Ivoire and the Massawa deposit in eastern Senegal.
Randgold Resources financed and built the Morila mine which since October 2000 has produced more than 5.5 million ounces of gold and distributed more than US$1.5 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. First gold production from the company’s new mine being developed at Tongon is scheduled for the fourth quarter of 2010.
Randgold’s current major projects are Gounkoto on the Loulo permit in Mali, Massawa in Senegal and Kibali in the Democratic Republic of the Congo. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 9.2 million ounces of reserves and is one of the largest undeveloped gold deposits in Africa. Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d’Ivoire, DRC, Mali and Senegal.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 15 May 2009, and in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.